Filed by NuCube Energy, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Launch Two Acquisition Corp.

Commission File No.: 001-42306

Subject Company: NuCube Energy, Inc.
Commission File No.: 333-298907

As previously disclosed, on September 11, 2026, Launch Two Acquisition Corp., a Cayman Islands exempted company (“Launch Two”), filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission, with NuCube Energy, Inc., a Delaware corporation (“NuCube”), named as a co-registrant, in connection with the proposed business combination between NuCube and Launch Two.

On October 8, 2026, NuCube made the below communications on its LinkedIn and X accounts.

NuCube LinkedIn Post:

At Halliburton Labs Pitch Day in Houston, CEO Cristian Rabiti shared one of the lessons that has shaped what we’re building at NuCube Energy: sometimes the most important engineering challenge is not the most obvious one.

Halliburton Labs has been an important supporter of NuCube, giving us access to experience, resources, and relationships that are helping us move our technology forward. We continue to be a strong supporter of the program and the community it has built around emerging energy companies.

We’re grateful to be a part of it and excited about what’s ahead.

Transcript of Video in LinkedIn Post:

Cristian: When I became a nuclear engineer, I think that what I wanted to do was to conquer the complexity of desiging a nuclear reactor. And it took me only about twenty, twenty-five years to understand that that was the wrong challenge. So the real challenge is actually to make a nuclear reactor cost competitive, deployable, reliable, quick to build. And, actually, the right challenge was to make it simple. So this is what we do special at NuCube, is to make nuclear reactors very simple. And, you know, I can give you a feeling about the fact that we estimate that we’ll reduce by 80% the number of moving parts with respect to legacy reactors.

NuCube X Post:

Sometimes the most important engineering challenge is not the most obvious one.

NuCube Energy CEO Cristian Rabiti recently spoke at Halliburton Labs Pitch Day in Houston, sharing what he’s learned in his career as a nuclear engineer and how it applies to what we’re building at NuCube.

Halliburton Labs has been an important supporter of NuCube, giving us access to experience, resources, and relationships that are helping us move our technology forward. We’re grateful to be part of the program and the community Halliburton Labs has built around emerging energy companies.

Transcript of Video in X Post:

Cristian: When I became a nuclear engineer, I think that what I wanted to do was to conquer the complexity of desiging a nuclear reactor. And it took me only about twenty, twenty-five years to understand that that was the wrong challenge. So the real challenge is actually to make a nuclear reactor cost competitive, deployable, reliable, quick to build. And, actually, the right challenge was to make it simple. So this is what we do special at NuCube, is to make nuclear reactors very simple. And, you know, I can give you a feeling about the fact that we estimate that we’ll reduce by 80% the number of moving parts with respect to legacy reactors.